FOR IMMEDIATE RELEASE                             EXHIBIT 1

Craig M. Hammett - Vice President, Chief Financial Officer (402) 341-4500
Jeffrey S. Laudin - Manager, Investor Relations            (402) 341-4500

    CalEnergy Closes $350 Million 7.63% Senior Note Offering

     OMAHA, NE, October 28, 1997: CalEnergy Company, Inc. ("CalEnergy" or the "Company") (NYSE, PCX and LSE Symbol: CE) announced today that it closed the sale of $350 million aggregate principal amount of its 7.63% Senior Notes due 2007 ("Notes"). The notes have been rated BB+, Bal and BBB- by Standard & Poor's, Moody's and Duff & Phelps, respectively.

     The Company will use the net proceeds from the $350 million Senior Note Offering, together with approximately $700 million in net proceeds from the issuance of 19.1 million shares of common stock which closed on October 17 and general corporate funds of the Company, to complete the acquisition of all of the interests of Kiewit Diversified Group Inc. ("KDG") in the various international power generation projects ("Joint Venture Energy Projects") which are jointly owned with the Company and managed by the Company, as well as the repurchase of all of KDG's outstanding ownership interests in the Company's Common Stock. The KDG acquisition agreement provides that the Company will pay $1,155,000,000 for KDG's ownership interest in the Joint Venture Energy Projects and the Company's Common Stock. The closing under the KDG acquisition agreement is expected to occur in January, 1998.

     The Company, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.
www.calenergy.com

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